FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer pursuant to Rule 13-a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF FEBRUARY, 2003

COMMISSION FILE NUMBER  1-15150

The Dome Tower

Suite 3000, 333 — 7th Avenue S.W.

Calgary, Alberta

Canada T2P 2Z1

(403) 298-2200

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or

Form 40-F.             Form 20-F ☐                          Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1)

Yes ☐                    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐                    No ☒

Indicate by check mark whether, by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the securities Exchange Act of 1934.

Yes ☐                    No ☒

EXHIBIT INDEX

ERF.UN  —TSX

ERF -      NYSE

EXHIBIT 1

EXHIBIT 1

FOR IMMEDIATE RELEASE: ENERPLUS RESOURCES FUND ANNOUNCES THE RECORD DATE, DATE AND TIME AND PLACE OF ITS ANNUAL GENERAL AND SPECIAL MEETING OF UNITHOLDERS.

ENERPLUS RESOURCES FUND

Notice of Record and Meeting Date

for Annual General and Special Meeting of Unitholders

Enerplus Resources Fund (the “Fund”) hereby gives notice that March 4, 2003 has been fixed as the Record Date for determination of those Unitholders entitled to receive notice and to vote at the Annual General and Special Meeting of the Fund to be held in the Lecture Theatre of the Metropolitan Centre, 333 — Fourth Avenue SW, in Calgary, Alberta, commencing at 10:00 a.m. on April 23, 2003.

BY ORDER OF THE BOARD

(signed by) David A. McCoy
David A. McCoy General Counsel &Corporate Secretary EnerMark Inc. on behalf of Enerplus Resources Fund Calgary, Alberta February 5, 2003

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERPLUS RESOURCES FUND

BY:	/s/ Christina S. Meeuwsen
Christina S. Meeuwsen
Assistant Corporate Secretary

DATE:	February 5, 2003